EXHIBIT 99

Seabridge Gold Inc.

News Release

Trading Symbols:	TSX-V: SEA	For Immediate Release
	AMEX: SA	June 21, 2006

Seabridge Drilling Confirms Gold Zones North of FAT Deposit

Toronto, Canada… Eight core holes drilled by Seabridge Gold during the 2006 winter program north of the FAT deposit have found a new area of gold mineralization similar in style to the Salmita and Tundra past producing mines south of the FAT deposit. New drilling is planned to test the northern extension of this area along a 600 meter strike bounded by Courageous Lake to the north. The FAT deposit is located on Seabridge’s 100% owned Courageous Lake gold project in the Northwest Territories, Canada.

In February, Seabridge initiated a 15,000 meter core drill program at Courageous Lake of which 26 holes totaling approximately 7,100 meters were completed in the winter. The balance of the program will be completed this summer. The 2006 program was designed to increase the projected 8.5 year mine life of the project (see news release dated September 21, 2005) by testing: (1) higher grade structures within the FAT deposit which were not intersected in previous drilling (results reported in news release dated May 3, 2006); (2) two new structures to the west of the known deposit but within the projected open pit (results reported in news release dated June 7, 2006); and (3) a northern extension of the FAT deposit discovered in last year’s drilling.

The current resource for the FAT deposit terminates at section line 5400N. Last year’s drilling confirmed gold mineralization on section line 5750N. Drilling in this year’s winter program found no significant mineralization between 5400N and 5650N. This year’s drilling also demonstrated that gold mineralization continues north of 5750N on section line 5850N. This gold mineralization is associated with more abundant silica alteration and coarse-grained arsenopyrite in a host that contains more clastic sedimentary rock than is typical of the FAT deposit. The style of mineralization appears to be similar to the ore zones reported at the past producing Salmita and Tundra mines located 4 and 9 kilometers south of the FAT deposit, respectively.

Results from the eight holes drilled to the north are as follows:

Drill Hole	Section Line	From (m)	To (m)	Length (m)	Gold (g/t)
CL-045	5400N	354.5	362.2	7.7	1.84
CL-051	5400N	No significant intersections
CL-057	5650N	No significant intersections
CL-062	5650N	No significant intersections
CL-063	5650N	No significant intersections
CL-064	5850N	155.2	159.5	4.3	2.52
CL-065	5850N	234.0	235.5	1.5	25.84
		240.5	254.4	13.0	1.45
CL-066	5850N	121.0	136.5	15.5	0.99

These eight drill holes were collared in an area covering 450 meters north-south (from section lines 5400N to 5850N) and 400 meters east-west (mine grid 2400E to 2800E). All eight holes were drilled

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from west to east at an incline ranging from minus 50 to minus 60 degrees. True widths of these intercepts are not known at this time but are likely to be confirmed in the next round of drilling.

Seabridge’s Courageous Lake project covers 53 kilometers of the Matthews Lake Greenstone Belt which hosts the 2 kilometer long FAT deposit. The FAT deposit contains an estimated 3.72 million ounces in the measured and indicated categories (50.4 million tonnes grading 2.30 grams of gold per tonne) plus an additional estimated 5.23 million ounces in the inferred category (77.4 million tonnes grading 2.10 grams of gold per tonne).

Exploration activities at the Courageous Lake gold project are being conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. Seabridge utilizes Acme Laboratories, located in Vancouver B.C., for all of its initial analytical work. Samples are prepared at Acme’s Yellowknife prep facility and shipped by them to Vancouver for fire assay. A rigorous quality control/quality assurance protocol was used on this program including blank and reference standards in every batch of assays, and duplicates and duplicate pulps at regular intervals.

Seabridge has acquired a 100% interest in nine North American gold resource projects. For a breakdown of the Company’s mineral resources by project and resource category please visit the Company’s website at http://www.seabridgegold.net/Resource.htm.

All resource estimates reported by the Company, with the exceptions of the historic estimates for the Grassy Mountain, Kerr Sulphurets and Hog Ranch projects, were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Company’s projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company’s Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2005 and in the Company’s 20-F filed with the U.S. Securities and Exchange Commission (available at www.sec.gov/edgar.shtml).

Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management or its independent professional consultants on the date the statements are made.

ON BEHALF OF THE BOARD
"Rudi Fronk," President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292 • Fax: (416) 367-2711
Visit our website at www.seabridgegold.net Email: info@seabridgegold.net

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the adequacy or accuracy of this release.